b) 11   Computation of per share earnings 09/30/2000

                   Shaw International, Inc.
              Weighted Average Shares Outstanding
                       September 30, 2000

Weighted Average Shares                5,178,300

Net Loss                                  13,807

Net Loss Per Share                        0.0027